Exhibit 21
SUBSIDIARIES OF THE REGISTRANT

As of December 31, 2024

Legal Name	Formerly Known As	Jurisdiction of Incorporation

Redwire Intermediate Holdings, LLC	Cosmos Finance, LLC	Delaware
Redwire Holdings, LLC	Cosmos Acquisition, LLC	Delaware
Redwire Space Components, LLC	Adcole Space, LLC	Delaware
Redwire Space Sensors, Inc.	Deep Space Systems, Inc.	Delaware
Redwire Space Enterprises, Inc.	Deployable Space Systems Inc.	California
In Space Group, Inc.	—	Delaware
Loadpath, LLC	—	New Mexico
Redwire Space Europe, LLC	Made in Space Europe, LLC	Delaware
Redwire Space S.a.r.l.	Made in Space Europe S.a.r.l.	Luxembourg
Oakman Aerospace, LLC	—	Colorado
Redwire Space, Inc.	Made in Space Inc.	Delaware
Redwire Space Solutions, LLC.	Roccor, LLC	Colorado
Redwire Space Technologies, Inc.	Techshot, Inc.	Indiana
Redwire Space nv	QinetiQ Space nv	Belgium
Hera Systems, Inc.	—	California
Redwire Poland sp. z.o.o.	—	Poland